EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	Reporting Issuer
Brigus Gold Corp.
1969 Upper Water Street, Suite 2001
Purdy's Wharf Tower II
Hallifax, Nova Scotia   B3J3R7

ITEM 2.	Date of Material Change
February 9, 2011.

ITEM 3.	Press Releases
Press release in the form of Schedule A attached hereto was disseminated on February 9, 2011 via Business Wire news service.

ITEM 4.	Summary of Material Change
Brigus Gold Corp. ("Brigus Gold" or the "Company") has announced Dana Hatfield will be appointed Chief Financial Officer following the retirement of Melvyn Williams, the Company’s current Senior Vice President and Chief Financial Officer.

Mr. Hatfield will join Brigus’ senior management team in March 2011 and will initially work alongside Mr. Williams who will remain with the Company through a transition period ending the second quarter of 2011.  Mr. Hatfield, who joins the Company after serving as Senior Vice President, Finance, at Gammon Gold Inc. will be based in the Company’s head office located in Halifax, Nova Scotia, Canada.

ITEM 5.	Full Description of Material Change
See Schedule A attached.

ITEM 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

ITEM 7.	Omitted Information
Not applicable.

ITEM 8.	Executive Officer
The following officer of the Company may be contacted for further information:

Wendy Yang, Vice President of Investor Relations
Telephone:    303-524-3203
E-mail:          ir@brigusgold.com

ITEM 9.	Date of Report
This report is dated this 15th day of February, 2011.

Schedule A
February 09, 2011 07:50 AM Eastern Time

Brigus Gold Appoints New Chief Financial Officer

HALIFAX, Nova Scotia—(BUSINESS WIRE)—Brigus Gold Corp. (“Brigus” or the “Company”) (TSX: BRD)(NYSE Amex: BRD) announces that Dana Hatfield will be appointed Chief Financial Officer following the retirement of Melvyn Williams, the Company’s current Senior Vice President and Chief Financial Officer.

Mr. Hatfield will join Brigus’ senior management team in March 2011 and will initially work alongside Mr. Williams who will remain with the Company through a transition period ending the second quarter of 2011. Mr. Hatfield, who joins the Company after serving as Senior Vice President, Finance, at Gammon Gold Inc. (“Gammon”), will be based in the Company’s head office located in Halifax, Nova Scotia, Canada.

Brigus’ President and Chief Executive Officer, Wade K. Dawe, said, “Dana Hatfield is a high-calibre financial executive and we are pleased to have him join our senior management team as we continue to grow our Company. We have been fortunate to have Mel Williams lead our finance and accounting functions, especially over the past year, working through the merger of Apollo Gold Corporation and Linear Gold Corp. to create Brigus. The Board of Directors and I thank Mel for his many contributions.”

Mr. Hatfield, a Chartered Accountant, has strong mining experience and has held increasingly senior finance and accounting roles over his career. Before his position with Gammon, he worked at Sysco Food Services of Atlantic Canada and Grant Thornton LLP. Mr. Hatfield graduated from Dalhousie University with a bachelor of commerce degree.

About Brigus
Brigus is a growing gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates the wholly owned Black Fox Mine in the Timmins gold district of Ontario, Canada. The Black Fox Complex encompasses the Black Fox Mine and Mill, and adjoining Grey Fox-Pike River property, all in the Township of Black River-Matheson, Ontario, Canada. Brigus is also advancing the Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In Mexico, Brigus holds a 100% interest in the Ixhuatan Project located in the state of Chiapas. In the Dominican Republic, Brigus Gold has a joint venture covering three mineral exploration projects.

Contacts
Brigus Gold
Wendy Yang, 303-524-3203
Vice President of Investor Relations
ir@brigusgold.com
www.brigusgold.com